N E T W O R K 1 F I N A N C I A L

 G ROUP, I N C .

June 20, 2012

Securities and Exchange Commission

Attn: Susan Hayes Assistant Director

100 F Street

Washington, DC 20549

RE: SEC Letter

Dear Susan Hayes:

Network 1 Financial Group, Inc. is in receipt of a letter dated 6-11-2012 from SEC. As per your request, Network 1 Financial Group, Inc. will comply with your request and expects to file the changes on or before July 6, 2012.

Sincerely,

/s/ William R.Hunt, Jr

William R. Hunt, Jr.

Secretary

Network 1 Financial Group, Inc.

The Galleria –Building 2- Ste 241

2 Bridge Ave- Red Bank, NJ 07701-732-758-9001